Exhibit 3.2

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION OF
LAZARE KAPLAN INTERNATIONAL INC.

          Lazare Kaplan International Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

          DOES HEREBY CERTIFY:

          FIRST: That at a regular meeting of the members of the board of directors of the Corporation, resolutions were duly adopted setting forth proposed amendments to the Certificate of Incorporation of the Corporation and declaring such amendments to be advisable. The resolutions setting forth the proposed amendments are as follows:

RESOLVED, that, accordingly, upon approval by the requisite vote of the holders of each of the Common Stock, and the filing of the requisite certificate of amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware, immediately following completion of the Reverse Stock Split, the first paragraph of Article IV of the Corporation's Articles of Incorporation be amended to read in its entirety as follows:

“Without regard to any other provision of this Certificate of Incorporation (including, without limitation, all of the provisions of Article IV, all of which are hereby amended as and to the extent necessary to allow the matters and transactions contemplated and effected hereby), each one (1) share of Common Stock, $1.00 par value per share (“Common Stock”), either issued and outstanding or held by the Corporation as treasury stock (and including each fractional share held by any stockholder and each fractional interest held by the Corporation or its agent pending disposition on behalf of those entitled thereto), immediately prior to the time this amendment becomes effective shall be and hereby is automatically reclassified and changed (without any further act) into one hundred one (101) fully-paid and nonassessable shares of Common Stock (or, with respect to such fractional shares and interests, such lesser number of shares and fractional shares or interests as may be applicable based upon such 1 to 101 ratio), without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation, provided that no fractional shares shall be issued.

The Corporation is authorized to issue 13,500,000 shares of capital stock of which (a) 12,000,000 shares shall be shares of Common Stock, and (b) 1,500,000 shares shall be shares of Preferred Stock, $.01 par value per share.”

          SECOND: That at the annual meeting of stockholders, such amendments were duly adopted in accordance with the applicable provisions of Sections 242 of the General Corporation Law of the State of Delaware.

          THIRD: The effective date and effective time of the amendment provided for in this Certificate shall be November 12, 2007 at 6:01 p.m.

          IN WITNESS WHEREOF, Lazare Kaplan International Inc. has caused this certificate to be signed by its President this 9th day of November, 2007.

By: /s/ Leon Tempelsman Name: Leon Tempelsman Title: President